                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's circular with respect to its general mandate to issue shares and proposed re-election of directors.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                         GENERAL MANDATE TO ISSUE SHARES
                      AND PROPOSED RE-ELECTION OF DIRECTORS

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE GENERAL MANDATE TO ISSUE SHARES AND PROPOSED RE-ELECTION OF DIRECTORS, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE ANNUAL GENERAL MEETING. A notice convening the annual general meeting to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) on 26 May 2006 at 9:00 a.m. is set out on pages 8 to 12 of this circular. A form of proxy for use in connection with the annual general meeting is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

                                                                   10 April 2006

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
INTRODUCTION ............................................................     3
GENERAL MANDATE TO ISSUE SHARES .........................................     3
PROPOSED RE-ELECTION OF DIRECTORS .......................................     4
ANNUAL GENERAL MEETING ..................................................     5
RECOMMENDATION OF THE DIRECTORS .........................................     6
PROCEDURES FOR DEMANDING A POLL .........................................     6
DIRECTORS OF THE COMPANY ................................................     7
NOTICE OF ANNUAL GENERAL MEETING ........................................     8

                                   DEFINITIONS

     In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"ADS(s)" the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with each of the ADS representing 100 H Shares

"AGM" the Annual General Meeting of the Company to be held at Kempinski Hotel, No. 50 Liangmaqiao Road,
                            Chaoyang District, Beijing, the PRC (Post Code
                            100016) on 26 May 2006 at 9:00 a.m.

"AGM Notice"                the notice of the AGM as set out on pages 8 to 12 of
                            this circular

"Articles of Association"   the articles of association of the Company

"Board"                     the board of Directors of the Company

"Company"                   (Chinese Characters) (PetroChina Company Limited), a
                            joint stock company limited by shares incorporated
                            in the PRC on 5 November 1999 under the PRC Company
                            Law, the H Shares of which are listed on the Stock
                            Exchange with ADSs listed on the New York Stock
                            Exchange

"CNPC"                      (Chinese Characters) (China National Petroleum
                            Corporation), the parent company of the Company

"CSRC"                      the China Securities Regulatory Commission

"Director(s)"               the director(s) of the Company

"Domestic Share(s)"         the domestic shares issued by the Company to
                            domestic investors and denominated in Renminbi

"Group"                     the Company and its subsidiaries

"H Share(s)"                the overseas-listed foreign share(s) in the
                            Company's share capital, with a nominal value of
                            RMB1.00 each, which are listed on the Stock Exchange
                            and subscribed for in Hong Kong dollars, and which
                            include the H Share(s) and the underlying the ADS(s)

"Hong Kong"                 the Hong Kong Special Administrative Region of the
                            PRC

"Listing Rules"             the Rules Governing the Listing of Securities on The
                            Stock Exchange of Hong Kong Limited

"Placing"                   the completion of the placing of 3,196,801,818 new H
                            Shares by the Company and the sale by CNPC of
                            319,680,182 State-owned shares it held in the
                            Company concurrently with the Company's issue of new
                            H Shares on 15 September 2005

                                   DEFINITIONS

"PRC" the People's Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau
                            Special Administrative Region and Taiwan

"Relevant Period"           means the period as defined in resolution no. 7 of
                            the AGM Notice

"RMB"                       Renminbi yuan, the lawful currency of the PRC

"Shareholder(s)"            holder(s) of Shares of the Company

"Share(s)"                  shares of the Company, including the State-owned
                            Share(s) and the H Share(s)

"State-owned Shares(s)"     ordinary share(s) of nominal value of RMB1.00 each
                            in the share capital of the Company and held by CNPC

"Stock Exchange"            The Stock Exchange of Hong Kong Limited

                            LETTER FROM THE CHAIRMAN

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                          China with limited liability)

                                (STOCK CODE: 857)

BOARD OF DIRECTORS:                     LEGAL ADDRESS:
Chen Geng (Chairman)                    World Tower,
Jiang Jiemin                            16 Andelu
Su Shulin                               Dongcheng District
Duan Wende                              Beijing 100011
Zheng Hu                                PRC
Zhou Jiping
Wang Yilin
Zeng Yukang
Gong Huazhang
Jiang Fan
Chee-Chen Tung*
Liu Hongru*
Franco Bernabe*

*    Independent non-executive Directors

To the Shareholders

                                                                   10 April 2006

Dear Sir or Madam

                         GENERAL MANDATE TO ISSUE SHARES
                      AND PROPOSED RE-ELECTION OF DIRECTORS

INTRODUCTION

     The purpose of this circular is to provide you with information regarding the proposed general mandate to issue new Shares and re-election of Directors in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

GENERAL MANDATE TO ISSUE SHARES

     At the annual general meeting of the Company held on 26 May 2005, a general mandate was given to the Directors to issue shares. The general mandate to issue new Shares had been substantially exercised after the Placing. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Directors in the

                            LETTER FROM THE CHAIRMAN

event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to renew the unconditional mandate to the Directors that during the Relevant Period, to separately or concurrently, issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company and to make or grant offers, agreements or options in respect thereof, of not more than 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM ("General Issuance Mandate"). The Directors have no present intention to issue any new Shares pursuant to the General Issuance Mandate. Save for the existing general mandate, the Company did not obtain any other special mandate to issue new Shares in the past 12 months.

     The Company shall obtain the approval of the CSRC for any issue of new shares under the General Issuance Mandate.

PROPOSED RE-ELECTION OF THE DIRECTORS

     In accordance with the existing Articles of Association of the Company, the Board comprises thirteen directors, including the Chairman, the Vice Chairman, two executive directors, six non-executive directors and three independent non-executive directors.

     All Directors will hold office for a term of three years, and being eligible, may offer themselves for re-election. As the term of offices of non-executive Director, Mr. Zheng Hu and independent non-executive Director, Mr. Franco Bernabe, will expire on 27 May 2006, Mr. Zheng Hu and Mr. Bernabe have been re-nominated as candidates for re-election as members of the Board of the third session. Mr. Zheng Hu and Mr. Bernabe will be re-elected in the forthcoming AGM by resolutions passed by the Shareholders attending the meeting and holding more than half of the voting rights (including their proxies). The new term of office of Mr. Zheng Hu and Mr. Bernabe will be for a period of three years, which is proposed to commence on 26 May 2006 and will expire on 25 May 2009. The Company has received a confirmation of independence from Mr. Bernabe pursuant to Rule 3.13 of the Listing Rules and on this basis, the Company considers Mr. Bernabe to be independent. Mr. Bernabe has been an independent non-executive director of the Company since June 2000.

     Each of Mr. Zheng Hu and Mr. Bernabe does not have any service contract with the Company. The Director's fees are fixed by the Board pursuant to the authority granted by the Shareholders at the AGM by reference to the Director's duty, responsibilities and performance and the results of the Group. The emoluments of Mr. Zheng Hu and Mr. Bernabe for 2005 can be found in the annual report of the Company to be desptached to its Shareholders on or before 30 April 2006 and the Company will make disclosure of the Directors' emoluments for 2006 in its annual report for 2006 in accordance with the Listing Rules.

     In relation to the re-election of Mr. Zheng Hu and Mr. Bernabe as the directors of the Company respectively, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company.

     The biographical details of Mr. Zheng Hu and Mr. Bernabe who stand for re-election at the AGM as required under Rule 13.51(2) of the Listing Rules are set out below to enable the Shareholders to make an informed decision on their re-election.

                            LETTER FROM THE CHAIRMAN

     Save as disclosed herein, each of Mr. Zheng Hu and Mr. Bernabe does not have any relationship with any other Directors, Supervisors, senior management or substantial or controlling shareholders of the Company. Each of them does not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     Brief biographical details of the Directors proposed to be re-elected:

     Zheng Hu, aged 59, is a Director of the Company and a Vice President of CNPC. Mr. Zheng is a senior engineer and graduated from Beijing Petroleum Institute. He has over 30 years of working experience in China's oil and gas industry. From 1990 to 1992, Mr. Zheng was the Vice Chancellor of Beijing Petroleum Managers Training Institute. From 1992 to 1999, Mr. Zheng worked as Deputy General Manager and General Manager of China Petroleum Technology Development Corporation, China Petroleum Materials and Equipment (Group) Corporation, and as Director of Personnel and Labour Department of CNPC. Since August 2000, Mr. Zheng has been a Vice President of CNPC. He has been a Director of the Company since 30 June 2000.

     Franco Bernabe, aged 57, is an independent non-executive Director of the Company. Mr. Bernabe is the Chairman of the Franco Bernabe Group and Vice Chairman of H3G. He is also a vice chairman of Rothschild Europe. He is a former CEO of ENI and of Telecom Italia. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr. Bernabe joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr. Bernabe led the restructuring program of the ENI Group, making it one of the world's most profitable oil companies. Between 1998 and 1999, Mr. Bernabe was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr. Bernabe was the head of economic studies at FIAT. Mr. Bernabe was a senior economist at the OECD Department of Economics and Statistics in Paris. Earlier he was a professor of political economy at the School of Industrial Administration, Turin University. Mr. Bernabe has been appointed as an independent non-executive Director of the Company since 30 June 2000.

ANNUAL GENERAL MEETING

     An AGM will be held on 26 May 2006 at 9:00 a.m. to approve, amongst others, the general mandate to issue shares by way of special resolution and the proposed re-election of Directors by ordinary resolutions.

     The AGM Notice, which is to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the PRC (Post Code 100016) on 26 May 2006 at 9:00 a.m., is set out in pages 8 to 12 of this circular.

     A form of proxy for use at the AGM is enclosed. Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of State-owned Shares, this form of proxy, together with the notarized power of attorney or other document of authorization (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code: 100011) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

                            LETTER FROM THE CHAIRMAN

     Holders of Domestic Shares and H Shares whose names appear on the register of members of the Company before 4:00 p.m. on 25 April 2006 (Tuesday) are entitled to attend the AGM. The register of members of the Company will be closed from 26 April 2006 to 26 May 2006 (both days inclusive), during which period no share transfer will be registered.

     The Articles of Association provides that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the "Reply Date"). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of a formal announcement. The AGM may be convened after the publication of such announcement.

     You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATION OF THE DIRECTORS

     The Directors believe the General Issuance Mandate and the re-election of Mr. Zheng Hu and Mr. Bernabe are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the resolutions set out in the AGM Notice.

PROCEDURES FOR DEMANDING A POLL

     In accordance with the Articles of Association, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

     (1)  the chairman of the meeting;

     (2)  at least two Shareholders with voting rights or their proxies;

     (3) a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.

                            LETTER FROM THE CHAIRMAN

DIRECTORS OF THE COMPANY

     As at the date of this circular, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin as the Vice Chairman, Mr. Su Shulin and Mr. Duan Wende as executive Directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.

                                        Yours faithfully,
                                        By order of the Board
                                        PETROCHINA COMPANY LIMITED
                                        CHEN GENG
                                        Chairman

                        NOTICE OF ANNUAL GENERAL MEETING

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                          China with limited liability)

                                (STOCK CODE: 857)

               NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2005

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the "Company") for the year 2005 will be held at 9:00 a.m. on 26 May 2006 at Kempinski Hotel, No.50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) to consider, approve and authorise the following matters:

1. To consider and approve the Report of the Board of the Company for the year 2005;

2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2005;

3. To consider and approve the Audited Financial Statements of the Company for the year 2005;

4. To consider and approve the declaration and payment of a final dividend for the year ended 31 December 2005 in the amount and in the manner recommended by the Board;

5. To consider and approve the authorisation of the Board to determine the distribution of interim dividend for the year 2006;

6. To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2006 and to authorise the Board of Directors to fix their remuneration;

7. To consider and approve the re-election of Mr. Zheng Hu as a Director of the Company;

8. To consider and approve the re-election of Mr. Franco Bernabe as an independent non-executive Director of the Company;

                        NOTICE OF ANNUAL GENERAL MEETING

9. To consider and, if thought fit, to pass the following as special resolution:

     "THAT:

     (a) The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in subparagraph
          (b) of this Resolution;

     (b) The Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:

          (i) such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

          (ii) the number of the domestic shares and overseas listed foreign shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to (x) a Rights Issue, or (y) any option scheme or similar arrangement adopted by the Company from time to time for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20% of each of its existing the domestic shares and overseas listed foreign shares of the Company in issue as at the date of this Resolution; and

          (iii) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

     (c)  For the purposes of this Resolution:

          "Relevant Period" means the period from the passing of this Resolution until the earliest of:

          - the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

          - the expiration of the 12-month period following the passing of this Resolution; or

                        NOTICE OF ANNUAL GENERAL MEETING

          - the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

          "Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

     (d) Contingent on the Board of Directors resolving to issue shares pursuant to subparagraph (b) of this Resolution, the Board of Directors be and is hereby authorised to approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares (including, without limitation, determining the size of the issue, the issue price, the use of proceeds from the issue, the target of the issue and the place and time of the issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to subparagraph
          (b) of this Resolution)";

10.  To consider and approve other matters, if any.

                                        By Order of the Board
                                        PETROCHINA COMPANY LIMITED
                                        LI HUAIQI
                                        Secretary to the Board

                                                                   10 April 2006

                        NOTICE OF ANNUAL GENERAL MEETING

NOTES:

1. Important: You should first review the annual report of the Company for the year 2005 before appointing a proxy. The annual report for the year 2005 will include the Report of the Directors for the year 2005, the Report of the Supervisory Committee for the year 2005 and the Audited Financial Statements for the year 2005 for review by the shareholders. The annual report for the year 2005 is expected to be despatched to shareholders on or before 30 April 2006 to the addresses as shown in the register of members of the Company.

2. The register of members of the Company will be closed from Wednesday, 26 April 2006 to Friday, 26 May 2006 (both days inclusive), during which time no share transfers will be effected. Holders of the Company's H shares and State-owned shares whose names appear on the register of members of the Company at 4:00 p.m. on Tuesday, 25 April 2006 are entitled to attend and vote at the annual general meeting.

     The address of the share registrar of the Company's H shares is:

     Hong Kong Registrars Limited
     Rooms 1712-1716,
     17/F Hopewell Centre,
     183 Queen's Road East,
     Hong Kong

3. Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2005, which is expected to be despatched to the Shareholders on or before 30 April 2006.

4. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of State-owned shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong) within the same period.

6. Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Friday, 5 May 2006 by hand, by post or by fax.

7. This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

                        NOTICE OF ANNUAL GENERAL MEETING

8.   The address of the Secretariat of the Board of Directors is as follows:

     Room 1521, World Tower
     16 Andelu, Dongcheng District,
     Beijing, PRC
     Postal code: 100011
     Contact person: Li Huaiqi
     Tel: (8610) 8488 6270
     Fax: (8610) 8488 6260

9. As at the date of this notice, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin as the Vice Chairman, Mr. Su Shulin and Mr. Duan Wende as executive Directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                          China with limited liability)
                                (STOCK CODE: 857)

                  FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
                      TO BE HELD ON FRIDAY, 26 MAY 2006(1)

Number of shares to which this Proxy
   relates(2)                               _____
Type of shares (State-owned shares or H
   shares) to which this Proxy relates(2)   _____

I/We(3) ________________________________________________________________________
of _____________________________________________________________________________
(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the "Company") hereby appoint the Chairman of the Meeting or(4)
________________________________________________________________________________
of _____________________________________________________________________________
as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) on Friday, 26 May 2006 at 9:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

                                   RESOLUTIONS                                     FOR(5)   AGAINST(5)   ABSTAIN(5)
                                   -----------                                     ------   ----------   ----------
1.   To consider and approve the Report of the Board of Directors of the Company for the year 2005.

2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2005.

3. To consider and approve the Audited Financial Statements of the Company for the year 2005.

4. To consider and approve the declaration and payment of a final dividend for the year ended 31 December 2005 in the amount and in the manner recommended by the Board of Directors.

5. To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividend for the year 2006.

6. To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company
     Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2006 and to authorise the Board of Directors to fix their remuneration.

7. To consider and approve the re-election of Mr. Zheng Hu as a Director of the Company.

8. To consider and approve the re-election of Mr. Franco Bernabe as an independent non-executive Director of the Company.

9. To grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.

10.  To consider and approve other matters, if any.


Date                   2006           Signature(s)(6)
     -----------------                                --------------------------

Notes:

(1.) IMPORTANT: YOU SHOULD FIRST REVIEW THE ANNUAL REPORT OF THE COMPANY FOR THE
     YEAR 2005, WHICH IS EXPECTED TO BE DESPATCHED TO SHAREHOLDERS ON OR BEFORE 30 APRIL 2006, BEFORE APPOINTING THE PROXY. THE ANNUAL REPORT FOR THE YEAR 2005 WILL INCLUDE THE REPORT OF THE DIRECTORS FOR THE YEAR 2005, THE REPORT OF THE SUPERVISORY COMMITTEE FOR THE YEAR 2005 AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR 2005 FOR REVIEW BY THE SHAREHOLDERS.

(2.) Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of shares (State-owned shares or H shares) to which this form of proxy relates.

(3.) Please insert the full name(s) (in Chinese or in English) and address(es)
     (as shown in the register of members) in block letters.

(4.) If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

(5.) IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX
     MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". If you wish to abstain from voting on any resolution, tick in the box marked: "ABSTAIN". Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

(6.) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

(7.) Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

(8.) To be valid, for holders of State-owned shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

                        (PETROCHINA COMPANY LIMITED LOGO)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)
                               (STOCK CODE: 857)

                                   REPLY SLIP

To: PetroChina Company Limited (the "Company")

I/We(1) _________________________(English name): ____________________________ of
________________________________________________________________________________
(address as shown in the register of members) (telephone number(s)(2):
_____________________________________________) being the registered holder(s)
of(3) ________________________________ State-owned/H(4) share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Kempinski Hotel, No.50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China (Post Code 100016) on 26 May 2006 at 9:00 a.m.

Date:                       2006
      ---------------------


Signature(s):
              ------------------------------

Notes:

(1) Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.


(2) Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3)  Please insert the number of shares registered under your name(s).

(4)  Please delete as appropriate.

(5) The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) on or before Friday, 5 May 2006 personally, by mail or by fax (fax number: (8610) 8488
     6260).

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: April 10, 2006                   By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary